CUSIP No. 29078X103	Page 1 of 10 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Emazing Interactive, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

29078X103
(CUSIP Number)

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 29078X103	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS

RISE KING INVESTMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS
	7	SOLE VOTING POWER

		47.13%
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		47.13%
	10	SHARED DISPOSITIVE POWER

		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,434,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.13%
14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 29078X103	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS

HANDONG CHENG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA
	7	SOLE VOTING POWER

		-0-
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		47.13%
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		-0-
	10	SHARED DISPOSITIVE POWER

		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,434,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.13%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 29078X103	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS

XUANFU LIU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA
	7	SOLE VOTING POWER

		-0-
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		47.13%
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		-0-
	10	SHARED DISPOSITIVE POWER

		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,434,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.13%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 29078X103	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS

LI SUN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA
	7	SOLE VOTING POWER

		-0-
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		47.13%
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		-0-
	10	SHARED DISPOSITIVE POWER

		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,434,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.13%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 29078X103	Page 6 of 10 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Emazing Interactive, Inc., a Nevada corporation (the “Issuer”).  The address of the Issuer's principal executive offices is No. 3 Min Zhuang Road, Building 6, Yu Quan Hui Gu Tuspark, Haidian District, Beijing, People’s Republic of China 100195.

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is filed by (i) Rise King Investments Limited, a corporation organized under the jurisdiction of the British Virgin Islands (“Rise King”); (ii) Handong Cheng, a citizen of the People’s Republic of China, (ii) Xuanfu Liu, a citizen of the People’s Republic of China, and (iii) Li Sun, a citizen of the People’s Republic of China (collectively, the “Reporting Persons”).

(b)
The business address of Rise King is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.  The business address of each of Mr. Cheng, Mr. Liu and Ms Sun is China Net Online Media Group Limited (“China Net”), No. 3 Min Zhuang Road, Building 6, Yu Quan Hui Gu, Tuspark, Haidian District, Beijing, People’s Republic of China.

(c)
Rise King is in the business of acting as an investment holding company.  The principal occupation of Mr. Cheng is President and Chief Executive Officer, Emazing Interactive, Inc.  The principal occupation of Mr. Liu is Chief Operating Officer, Emazing Interactive, Inc. The principal occupation of Ms. Sun is acting as a business account manager of China Net.  Messrs. Cheng and Li and Ms. Sun are also the directors of Rise King.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

On June 26, 2009, Rise King entered into a Share Exchange Agreement (the “Exchange Agreement”) with the Issuer, China Net Online Media Group Limited (“China Net”) and the other shareholders of China Net signatory thereto.  Pursuant to the Exchange Agreement, Rise King and the other China Net shareholders signatory to the Exchange Agreement (collectively, the “China Net Shareholders”) transferred to the Issuer in the aggregate 10,000 shares of China Net (comprising 100% of the issued and outstanding shares of China Net) in exchange for 13,790,800 shares of Common Stock (comprising 87.43% of the issued and outstanding Common Stock).  As result of the exchange under the Exchange Agreement (the “Share Exchange”), China Net became a wholly-owned subsidiary of the Issuer.  Under the Share Exchange, Rise King transferred 5,500 shares of China Net (comprising 55% of the issued and outstanding shares of China Net) to the Issuer in exchange for 7,434,940 shares of Common Stock (comprising 47.13% of the issued and outstanding Common Stock).

CUSIP No. 29078X103	Page 7 of 10 Pages

Item 4.	Purpose of Transaction.

The purpose of the Share Exchange was for the China Net Shareholders to acquire an 87.43% direct equity interest in the Issuer, and for the Issuer to acquire 100% the common stock of China Net.

The Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c)  a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e)  any material change in the present capitalization or dividend policy of the Issuer; (f)  any other material change in the Issuer’s business or corporate structure; (g)  changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act;  or (j) any similar action to those enumerated above.

The Reporting Persons may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise.  The Reporting Persons may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market transactions, block purchases or otherwise.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no intention of doing so as of the date hereof.

Item 5.	Interest in Securities of the Company.

(a)       Rise King beneficially owns an aggregate of 7,434,940 shares of Common Stock, representing approximately 47.13% of the total issued and outstanding shares of Common Stock (based on 15,774,300 shares of Common Stock issued and outstanding after the Share Exchange) (the “Subject Shares”).  Messrs. Cheng and Liu and Ms. Sun (collectively, the “PRC Persons”) may also be deemed to have beneficial ownership over the Rise King Shares as a result of the authority granted to them by Rise King under the Entrustment Agreement (as described and defined below in Item 6).  The PRC Persons disclaim such beneficial ownership, and the filing of this Schedule 13D shall not be deemed to be an admission that the PRC Persons are beneficial owners of the Subject Shares.

(b)       Rise King has sole voting and dispositive power over the Subject Shares.  The PRC Persons may be deemed to share voting power over the Subject Shares as a result of the authority granted to them by Rise King under the Entrustment Agreement (see Item 6 below).

(c)       Other than the acquisition of the Rise King Shares as reported on this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d)       To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)       Not applicable.

CUSIP No. 29078X103	Page 8 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In accordance with an Entrustment Agreement, dated June 5, 2009 (the “Entrustment Agreement”), by and between Rise King and the PRC Persons, Rise King delegated to the PRC Persons its direct and indirect rights as a stockholder of China Net and its subsidiaries (the “Covered Companies”), including the direct or indirect right to vote any equity interest in the Covered Companies, or to designate the management of such companies.  The authority under the Entrustment Agreement may be deemed to include the right to vote the Subject Shares on behalf of Rise King to the extent such a vote is necessary to exercise the rights and authority of the PRC Persons at the level of the Covered Companies under the Entrustment Agreement.  The PRC Persons disclaim such beneficial ownership, and the filing of this Schedule 13D shall not be deemed to be an admission that the PRC Persons are beneficial owners of the Subject Shares.

Except as disclosed herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, dated as of July 6, 2009 among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

2.
Share Exchange Agreement dated June 26, 2009 among the Issuer, China Net, Rise King Investments Limited and the other shareholders of China Net signatory thereto (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on July 2, 2009).

3.
Entrustment Agreement, dated June 5, 2009 by and between Rise King Investments Limited, Handong Cheng, Xuanfu Liu and Li Sun (incorporated by reference to Exhibit 10.21 of the Issuer’s Current Report on Form 8-K filed on July 2, 2009).

CUSIP No. 29078X103	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2009

RISE KING INVESTMENTS LIMITED

By:	/s/ Handong Cheng
Name: Handong Cheng
Title: Director

/s/ Handong Cheng
Handong Cheng

/s/ Xuanfu Liu
Xuanfu Liu

/s/ Li Sun
Li Sun

CUSIP No. 29078X103	Page 10 of 10 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Emazing Interactive, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 6th day of July, 2009.

RISE KING INVESTMENTS LIMITED

By:	/s/ Handong Cheng
Name: Handong Cheng
Title: Director

/s/ Handong Cheng
Handong Cheng

/s/ Xuanfu Liu
Xuanfu Liu

/s/ Li Sun
Li Sun